ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated June 11, 2012

Optimization

JPMorgan Chase & Co. Trigger Yield Optimization Notes

Linked to the common stock of Valero Energy Corporation due on or about June 20, 2013
Linked to the common stock of MGM Resorts International due on or about June 20, 2013

Investment Description

Trigger Yield Optimization Notes are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. ("JPMorgan Chase") (each a "Note" and collectively, the "Notes") linked to the performance of the common stock of a specific company (the "Underlying Stock"). The issue price of each Note will be equal to the closing price of one share of the applicable Underlying Stock on the Trade Date. On a monthly basis, JPMorgan Chase will pay you a coupon regardless of the performance of the applicable Underlying Stock. At maturity, JPMorgan Chase will either pay you the principal amount per Note or, if the closing price of one share of the applicable Underlying Stock on the Final Valuation Date is below the specified Trigger Price, JPMorgan Chase will deliver to you one share of the applicable Underlying Stock per Note (subject to adjustments in the case of certain corporate events described in the accompanying Trigger Yield Optimization Notes product supplement no. UBS-1-I under "General Terms of Notes — Anti-Dilution Adjustments," in the sole discretion of the calculation agent). **Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the applicable Underlying Stock at maturity that are worth less than your principal amount and the credit risk of JPMorgan Chase for all payments under the Notes. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal applies only if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Income**— Regardless of the performance of the applicable Underlying Stock, JPMorgan Chase will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the applicable Underlying Stock at maturity that are worth less than your principal amount and the credit risk of JPMorgan Chase for all payments under the Notes.

❑ **Contingent Repayment of Principal Amount at Maturity**— If the price of the applicable Underlying Stock does not close below the applicable Trigger Price on the Final Valuation Date, JPMorgan Chase will pay you the principal amount per Note at maturity and you will not participate in any appreciation or decline in the value of the applicable Underlying Stock. If the price of one share of the applicable Underlying Stock closes below the applicable Trigger Price on the Final Valuation Date, JPMorgan Chase will deliver to you one share of the applicable Underlying Stock per Note at maturity, which is expected to be worth significantly less than your principal amount and may have no value at all. The contingent repayment of principal applies only if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date[1]	June 14, 2012
Settlement Date[1]	June 19, 2012
Final Valuation Date[2]	June 14, 2013
Maturity Date[2]	June 20, 2013

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of the Final Valuation Date" in the accompanying product supplement no. UBS-1-I

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE APPLICABLE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-6 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-1-I BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

This free writing prospectus relates to two (2) separate Note offerings. Each issuance of offered Notes is linked to one, and only one, Underlying Stock. You may participate in either of the two (2) Note offerings or, at your election, in both of the offerings. This free writing prospectus does not, however, allow you to purchase a Note linked to a basket of both of the Underlying Stocks described below. The Notes will be issued in minimum denominations equal to the applicable Principal Amount and multiples thereof. Each of the two Note offerings is linked to the common stock of a different company, and each of the two Note offerings has a different Coupon Rate, Initial Price and Trigger Price. The actual Coupon Rate, Initial Price and Trigger Price for each Note offering will be set on the Trade Date and the actual Coupon Rate for each Note will not be less than the bottom of the applicable range listed below. *The performance of each Note will not depend on the performance of the other Note.*

Underlying Stock	Coupon Rate	Initial Price	Trigger Price*	CUSIP	ISIN
Common stock of Valero Energy Corporation	8.00% to 10.50% per annum		65% of Initial Price	48124B204	US48124B2043
Common stock of MGM Resorts International	8.00% to 10.25% per annum		55% of Initial Price	48124B303	US48124B3033

*The Trigger Price for each Underlying Stock may be rounded up to the nearest cent.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-1-I dated November 21, 2011 and this free writing prospectus. *The terms of the Notes as set forth in this free writing prospectus, to the extent they differ or conflict with those set forth in product supplement no. UBS-1-I, will supersede the terms set forth in product supplement no. UBS-1-I. In particular, please refer to "Additional Terms Specific to the Notes" in this free writing prospectus.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-1-I. Any representation to the contrary is a criminal offense.

Offering of Notes Linked to	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
Common stock of Valero Energy Corporation		100%		2.00%		98.00%
Common stock of MGM Resorts International		100%		2.00%		98.00%

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-17 of the accompanying product supplement no. UBS-1-I and "Supplemental Underwriting Information (Conflicts of Interest)" in this free writing prospectus.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed 2.00% of the principal amount per Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Key Risks — Risks Relating to the Notes Generally — Credit Risk of JPMorgan Chase & Co." in this free writing prospectus for further discussion.

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in these offerings will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-1-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This free writing prospectus relates to two (2) separate Note offerings. Each issue of the offered Notes is linked to one, and only one, Underlying Stock. The purchaser of a Note will acquire a security linked to a single Underlying Stock (not to a basket or index that includes the other Underlying Stock). You may participate in either of the two (2) Note offerings or, at your election, in both of the offerings. We reserve the right to withdraw, cancel or modify either of the offerings and to reject orders in whole or in part. While each Note offering relates only to a single Underlying Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Underlying Stock (or the other Underlying Stock) or as to the suitability of an investment in the Notes.

You should read this free writing prospectus together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-1-I dated November 21, 2011. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-1-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦ Product supplement no. UBS-1-I dated November 21, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007734/e46113_424b2.pdf

♦ Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

♦ Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this free writing prospectus, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Terms Specific to the Notes

For purposes of the Notes offered by this free writing prospectus, notwithstanding anything to the contrary set forth under "General Terms of Notes — Calculation Agent" in the accompanying product supplement no. UBS-1-I, all calculations with respect to the Trigger Price may be rounded up to the nearest cent (*e.g.*, $0.761 is $0.77).

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the applicable Underlying Stock.

♦ You believe the Final Price of the applicable Underlying Stock is not likely to be below the applicable Trigger Price and, if it is, you can tolerate receiving shares of the applicable Underlying Stock at maturity worth less than your principal amount or that may have no value at all.

♦ You understand and accept that you will not participate in any appreciation in the price of the applicable Underlying Stock and that your return at maturity is limited to the coupons paid on the applicable Note.

♦ You are willing to accept the risks of owning equities in general and the applicable Underlying Stock in particular.

♦ You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Underlying Stock.

♦ You would be willing to invest in the Notes if the applicable Coupon Rate was set equal to the bottom of the applicable range indicated on the cover hereof (the actual applicable Coupon Rate will be determined on the Trade Date and will not be less than the bottom of the applicable range listed on the cover).

♦ You are willing and able to hold the Notes to maturity, a term of approximately 12 months.

♦ You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS") is willing to trade the Notes.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You are not willing to make an investment that may have the same downside market risk as an investment in the applicable Underlying Stock.

♦ You believe the Final Price of the applicable Underlying Stock is likely to be below the applicable Trigger Price, which could result in a total loss of your initial investment.

♦ You cannot tolerate receiving shares of the applicable Underlying Stock at maturity worth less than your principal amount or that may have no value at all.

♦ You seek an investment that participates in the full appreciation in the price of the applicable Underlying Stock or that has unlimited return potential.

♦ You are not willing to accept the risks of owning equities in general and the applicable Underlying Stock in particular.

♦ You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Underlying Stock.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You would be unwilling to invest in the Notes if the applicable Coupon Rate was set equal to the bottom of the applicable range indicated on the cover hereof (the actual applicable Coupon Rate will be determined on the Trade Date and will not be less than the bottom of the applicable range listed on the cover).

♦ You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, and seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-1-I for risks related to an investment in the Notes.

Indicative Terms

Issuer:	JPMorgan Chase & Co.
Issue Price per Note:	Equal to 100% of the principal amount per Note
Principal Amount per Note:	Equal to the Initial Price (as defined below) of the applicable Underlying Stock
Underlying Stock:	Common stock of Valero Energy Corporation Common stock of MGM Resorts International
Term:	Approximately 12 months. The Notes are expected to price on or about June 14, 2012 and settle on or about June 19, 2012.
Coupon Payment:	Coupons paid in arrears in twelve equal monthly installments based on the applicable Coupon Rate, regardless of the performance of the applicable Underlying Stock. The Coupon Rate is expected to be between (i) 8.00% and 10.50% per annum for Notes linked to the common stock of Valero Energy Corporation and (ii) 8.00% and 10.25% per annum for Notes linked to the common stock of MGM Resorts International. The actual Coupon Rate for each Note will be set on the Trade Date.
1st Installment through 12th Installment:	For Notes linked to the common stock of Valero Energy Corporation: expected to be between 0.6667% and 0.8750%. For Notes linked to the common stock of MGM Resorts International: expected to be between 0.6667% and 0.8542%. The actual installment amounts will be based on the Coupon Rate and set on the Trade Date.
Trigger Price[1]:	A percentage of the applicable Initial Price, as specified on the cover of this free writing prospectus
Payment at Maturity (per Note)[2]:	If the Final Price of the applicable Underlying Stock is not below the applicable Trigger Price on the Final Valuation Date, at maturity we will pay you an amount in cash equal to your principal amount plus accrued and unpaid interest. If the Final Price of the applicable Underlying Stock is below the applicable Trigger Price on the Final Valuation Date, at maturity we will deliver to you one share of the applicable Underlying Stock (subject to adjustments) for each Note you own plus accrued and unpaid interest.
Share Delivery Amount[2]:	One share of the applicable Underlying Stock, subject to adjustments upon the occurrence of certain corporate events affecting the applicable Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-1-I.
Initial Price:	The closing price of one share of the applicable Underlying Stock on the Trade Date
Final Price:	The closing price of ones share of the applicable Underlying Stock on the Final Valuation Date

[1] The Trigger Price for each Underlying Stock may be rounded up to the nearest cent.
[2] If the calculation agent adjusts the number of shares of the applicable Underlying Stock due to be delivered to you for certain corporate events affecting the applicable Underlying Stock, we will pay cash in lieu of delivering any fractional shares of the applicable Underlying Stock in an amount equal to that fraction multiplied by the closing price of one share of the applicable Underlying Stock on the Final Valuation Date.

Investment Timeline



Trade Date:
The closing price of one share of the applicable Underlying Stock (Initial Price) is observed, the applicable Trigger Price is determined and the applicable Coupon Rate is set.

The issue price per Note is set equal to the price of the applicable Underlying Stock.

Monthly (including at maturity):
We pay the applicable coupon.

Maturity Date:
The Final Price is determined on the Final Valuation Date.

If the Final Price of the applicable Underlying Stock is not below the applicable Trigger Price, we will pay you an amount in cash equal to your principal amount.

If the Final Price of the applicable Underlying Stock is below the applicable Trigger Price, we will deliver to you one share of the applicable Underlying Stock for each Note you own.[2]

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR THAT MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Coupons will be payable in arrears in twelve equal monthly installments on the Coupon Payment Dates listed below:

July 19, 2012	January 22, 2013
August 20, 2012	February 19, 2013
September 19, 2012	March 19, 2013
October 19, 2012	April 19, 2013
November 19, 2012	May 20, 2013
December 19, 2012	June 20, 2013

Any payment on your Notes that would otherwise be due on a Coupon Payment Date that is not a business day will instead be payable on the next day that is a business day, with the same effect as if paid on the original due date.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-1-I. Subject to the discussion in that section, and based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as units each comprising a Put Option and a debt component for U.S. federal income tax purposes. We will determine the portion of each Coupon Payment that we will allocate to interest on the debt component and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the Notes. By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with the treatment and allocation as described above. We will follow this approach in determining our information reporting responsibilities, if any. If the Notes had priced on June 8, 2012, and assuming the coupon rate provided below, we would have allocated as interest on the debt component and as Put Premium the following amounts:

Underlying Stock	Coupon Rate per Annum	Interest on Debt Component per Annum	Premium Component per Annum
Common stock of Valero Energy Corporation	9.25%	1.14%	8.11%
Common stock of MGM Resorts International	9.125%	1.14%	7.985%

The actual Coupon Rate and allocation that we will determine for each Note offering will be determined on the Trade Date and may differ from the applicable hypothetical Coupon Rate and allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Trade Date. Assuming the treatment and allocation described above are respected, (a) interest on the debt component will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, and (b) assuming that you are an initial holder of Notes purchasing the Notes at the Initial Price for cash, (i) if at maturity the Notes are settled in cash, you will recognize short-term capital gain in an amount equal to the total Put Premium received, and (ii) if at maturity you receive the Underlying Stock, you generally will not recognize gain or loss with respect to the Put Premium or the Underlying Stock received; instead, the total Put Premium will reduce your basis in the Underlying Stock.

There are, however, other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt for the Notes, in which case the timing and character of your income or loss could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of Notes at the Initial Price should also consult their tax advisers with respect to the tax consequences of an investment in the Notes, including possible alternative treatments, as well as the allocation of the purchase price of the Notes between the debt component and the Option.

Non-U.S. Holders — Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the applicable Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before investing in the Notes.

Risks Relating to the Notes Generally

♦ **Your Investment in the Notes May Result in a Loss** — The Notes differ from ordinary debt securities in that we will not necessarily repay the full principal amount of the Notes. We will pay you the principal amount of your Notes in cash only if the Final Price of the applicable Underlying Stock is greater than or equal to the applicable Trigger Price and only at maturity. If the Final Price of the applicable Underlying Stock is below the applicable Trigger Price, we will deliver to you one share of the applicable Underlying Stock at maturity for each Note that you own instead of the principal amount in cash. As a result, you will be fully exposed to any decline in the market price of the applicable Underlying Stock at maturity. If you receive shares of the applicable Underlying Stock at maturity, the value of those shares is expected to be significantly less than the principal amount of the Notes or may have no value at all. Therefore, you could lose some or all of your principal amount.

♦ **Credit Risk of JPMorgan Chase & Co.** — The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes and you could lose your entire investment.

In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Notes. See "Recent Developments" in this free writing prospectus; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

♦ **The Probability That the Applicable Final Price Will Fall Below the Applicable Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Applicable Underlying Stock** — "Volatility" refers to the frequency and magnitude of changes in the price of the applicable Underlying Stock. Greater expected volatility with respect to the applicable Underlying Stock reflects a higher expectation as of the Trade Date that the price of such stock could close below its applicable Trigger Price on the Final Valuation Date of the Notes, resulting in the loss of some or all of your investment. In addition, the applicable Coupon Rate is set on the Trade Date and depends in part on this expected volatility. However, a stock's volatility can change significantly over the term of the Notes. The price of the applicable Underlying Stock for your Notes could fall sharply, which could result in a significant loss of principal.

♦ **Contingent Repayment of Principal Applies Only If You Hold the Notes to Maturity** — If you are able to sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing price of one share of the applicable Underlying Stock is above the applicable Trigger Price. At maturity, we will either repay you the full principal amount per Note or, if the price of the applicable Underlying Stock closes below the applicable Trigger Price on the Final Valuation Date, we will deliver to you one share of the applicable Underlying Stock per Note at maturity, which is expected to be worth significantly less than your principal amount and may have no value at all. This contingent repayment of principal based on whether the Final Price is below the Trigger Price applies only if you hold your Notes to maturity.

♦ **Your Return Potential on the Notes Is Expected to Be Limited to the Accrued Coupon Payments, Regardless of Any Appreciation in the Value of the Applicable Underlying Stock** — Unless the applicable Final Price is less than the applicable Trigger Price, for each Note, you will receive the principal amount at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Underlying Stock, which may be significant. If the applicable Final Price is less than the applicable Trigger Price, we will deliver to you shares of the applicable Underlying Stock at maturity that will be worth less than the applicable Trigger Price as of the Final Valuation Date and are unlikely to be worth more than the principal amount as of the maturity date. Therefore, any positive return on the Notes is expected to be limited to the coupons paid on the Notes. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the applicable Underlying Stock during the term of the Notes.

♦ **Contingent Repayment of Principal Depends Solely on the Closing Price of One Share of the Applicable Underlying Stock on the Final Valuation Date** — If the closing price of one share of the applicable Underlying Stock on the Final Valuation Date (*i.e.*, the Final Price) is less than the applicable Trigger Price, you will be fully exposed to any depreciation in the applicable Underlying Stock. Because the Final Price will be determined based on the closing price on a single trading day near the end of the term of the Notes, the price of the applicable Underlying Stock at the Maturity Date or at other times during the term of the Notes could be at a level above the applicable Trigger Price. This difference could be particularly large if there is a significant decrease in the price of the applicable Underlying Stock during the later portion of the term of the Notes or if there is significant volatility in the price of the applicable Underlying Stock during the term of the Notes, especially on dates near the Final Valuation Date.

- **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. UBS-1-I for additional information about these risks. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the applicable Underlying Stock, including extending loans to, or making equity investments in, the issuer of the applicable Underlying Stock or providing advisory services to the issuer of the applicable Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the applicable Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

- **Single Stock Risk** — The price of the applicable Underlying Stock can rise or fall sharply due to factors specific to that applicable Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information regarding each Underlying Stock and its issuer, please see "The Underlying Stocks" and the section applicable to each Underlying Stock issuer in this free writing prospectus and the respective issuer's SEC filings referred to in those sections. **We urge you to review financial and other information filed periodically with the SEC by the issuer of the applicable Underlying Stock.**

- **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity** — While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **No Dividend Payments or Voting Rights or Other Ownership Rights in the Applicable Underlying Stock** — As a holder of the Notes, you will not have any ownership interest or rights in the applicable Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the issuer of the applicable Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the applicable Underlying Stock and the Notes.

- **No Affiliation with the Applicable Underlying Stock Issuer** — We are not affiliated with the issuer of the applicable Underlying Stock. We have not independently verified the information about the applicable Underlying Stock issuer contained in this free writing prospectus or in product supplement no. UBS-1-I. You should make your own investigation into the applicable Underlying Stock and its issuer. We are not responsible for the applicable Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **Lack of Liquidity** — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

- **Anti-Dilution Protection Is Limited and May Be Discretionary** — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the applicable Underlying Stock that may be delivered for certain corporate events (such as stock splits and stock dividends) affecting the applicable Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the applicable Underlying Stock. If an event occurs that does not require the calculation agent to adjust the number of shares of the applicable Underlying Stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

- **Hedging and Trading in the Applicable Underlying Stock** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the applicable Underlying Stock or instruments related to the applicable Underlying Stock. We or our affiliates may also trade in the applicable Underlying Stock or instruments related to the applicable Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Notes declines.

- **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates** — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the applicable Underlying Stock) that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the applicable Underlying Stock and could affect the value of the applicable Underlying Stock, and therefore the market value of the Notes.

♦ **Tax Treatment** — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on the Market Price of the Underlying Stock** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the applicable Underlying Stock or in futures, options or other derivative products on the applicable Underlying Stock may adversely affect the market value of the applicable Underlying Stock and, therefore, the market value of the Notes.

♦ **Many Economic and Market Factors Will Impact the Value of the Notes** — In addition to the value of the applicable Underlying Stock and interest rates on any trading day, the value of the Notes will be impacted by a number of economic and market factors that may either offset or magnify each other and that are set out in more detail in product supplement no. UBS-1-I.

Assumptions

The following examples and return table illustrate the payment at maturity under different hypothetical scenarios on a hypothetical offering of Notes linked to a hypothetical Underlying Stock assuming the following*:

Hypothetical term:	12 months
Hypothetical Coupon Rate**:	6.00% per annum (or $0.05 per monthly period)
Hypothetical Initial Price:	$10.00 per share
Hypothetical Trigger Price:	$8.00 (80% of the Initial Price)
Hypothetical Principal Amount:	$10.00 per Note (equal to the Initial Price)
Hypothetical Dividend yield on the Underlying Stock***:	3.00% during the term of the Notes (3.00% annual dividend yield)

* Actual Coupon Rate and other terms for each Note to be set on the Trade Date. The actual value of the Coupon Payments you will receive over the term of the Notes, the actual market value of one share of the applicable Underlying Stock or the principal amount, as applicable, you may receive at maturity, and therefore the total return at maturity, and the actual Trigger Price applicable to your Notes may be more or less than the amounts displayed in these hypothetical scenarios, and will depend in part on the Initial Price of the applicable Underlying Stock, which will be set on the Trade Date.

** Coupon payments will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.

*** Hypothetical dividend yield holders of the hypothetical Underlying Stock might receive over the term of the Notes. Holders of the Notes will not receive any dividends that may be paid to owners of the Underlying Stock.

The examples below and the return table on the following page are purely hypothetical and are not based on any specific offering of Notes linked to any specific Underlying Stock. These examples and return table are intended to illustrate (a) how the value of the payment at maturity on the Notes will depend on whether the Final Price of the applicable Underlying Stock is below the specified Trigger Price and (b) how the total return on the Notes may be less than the total return on a direct investment in the applicable Underlying Stock in certain scenarios.

Hypothetical Examples

Scenario #1: The Final Price of the Underlying Stock is not below the Trigger Price of $8.00.

Because the Final Price of the Underlying Stock is not below the Trigger Price of $8.00, we will pay you at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock (including dividends) is less than 6.00%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $10.00 (no change in the price of the Underlying Stock):

Payment at Maturity:	$10.00
Coupons:	$0.60 ($0.05 × 12 = $0.60)
Total:	$10.60
Total Return on the Notes:	6.00%

In this example, the total return on the Notes is 6.00% while the total return on the Underlying Stock is 3.00%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $13.00 (an increase of 30%):

Payment at Maturity:	$10.00
Coupons:	$0.60 ($0.05 × 12 = $0.60)
Total:	$10.60
Total Return on the Notes:	6.00%

In this example, the total return on the Notes is 6.00% while the total return on the Underlying Stock is 33.00%.

If the closing price of one share of the Underlying Stock on the Final Valuation Date is $8.50 (a decline of 15%):

Payment at Maturity:	$10.00
Coupons:	$0.60 ($0.05 × 12 = $0.60)
Total:	$10.60
Total Return on the Notes:	6.00%

In this example, the total return on the Notes is 6.00% while the total return on the Underlying Stock is a loss of 12.00%.

Scenario #2: The Final Price of the Underlying Stock is below the Trigger Price of $8.00.

Because the Final Price of the Underlying Stock is below the Trigger Price of $8.00 we will deliver to you at maturity one share of the Underlying Stock for every Note you hold. The value of shares received at maturity and the total return on the Notes at that time depends on the closing price of one share of the Underlying Stock on the Maturity Date.

If the closing price of one share of the Underlying Stock on the Maturity Date is $4.00 (a decline of 60%):

Value of Each Share Received:	$4.00
Coupons:	$0.60 ($0.05 × 12 = $0.60)
Total:	$4.60
Total Return on the Notes:	-54.00%

In this example, the total return on the Notes is a loss of 54.00% while the total return on the Underlying Stock is a loss of 57.00%.

If the closing price of one share of the Underlying Stock on the Maturity Date is $5.50 (a decline of 45%):

Value of Each Share Received:	$5.50
Coupons:	$0.60 ($0.05 × 12 = $0.60)
Total:	$6.10
Total Return on the Notes:	-39.00%

In this example, the total return on the Notes is a loss of 39.00% while the total return on the Underlying Stock is a loss of 42.00%.

The numbers appearing in these hypothetical examples have been rounded for ease of analysis.

Underlying Stock		Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]	
Hypothetical Final Stock Price[3]	Stock Price Return[4]	Total Return on the Underlying Stock at Maturity[5]	Payment at Maturity + Coupon Payments[6]	Total Return on the Notes at Maturity[7]	Value of Payment at Maturity + Coupon Payments[8]	Total Return on the Notes at Maturity[7][9]
$15.00	50.00%	53.00%	$10.60	6.00%	N/A	N/A
$14.50	45.00%	48.00%	$10.60	6.00%	N/A	N/A
$14.00	40.00%	43.00%	$10.60	6.00%	N/A	N/A
$13.50	35.00%	38.00%	$10.60	6.00%	N/A	N/A
$13.00	30.00%	33.00%	$10.60	6.00%	N/A	N/A
$12.50	25.00%	28.00%	$10.60	6.00%	N/A	N/A
$12.00	20.00%	23.00%	$10.60	6.00%	N/A	N/A
$11.50	15.00%	18.00%	$10.60	6.00%	N/A	N/A
$11.00	10.00%	13.00%	$10.60	6.00%	N/A	N/A
$10.50	5.00%	8.00%	$10.60	6.00%	N/A	N/A
$10.00	0.00%	3.00%	$10.60	6.00%	N/A	N/A
$9.50	-5.00%	-2.00%	$10.60	6.00%	N/A	N/A
$9.00	-10.00%	-7.00%	$10.60	6.00%	N/A	N/A
$8.50	-15.00%	-12.00%	$10.60	6.00%	N/A	N/A
$8.00	-20.00%	-17.00%	$10.60	6.00%	N/A	N/A
$7.50	-25.00%	-22.00%	N/A	N/A	$8.10	-19.00%
$7.00	-30.00%	-27.00%	N/A	N/A	$7.60	-24.00%
$6.50	-35.00%	-32.00%	N/A	N/A	$7.10	-29.00%
$6.00	-40.00%	-37.00%	N/A	N/A	$6.60	-34.00%
$5.50	-45.00%	-42.00%	N/A	N/A	$6.10	-39.00%
$5.00	-50.00%	-47.00%	N/A	N/A	$5.60	-44.00%
$4.50	-55.00%	-52.00%	N/A	N/A	$5.10	-49.00%
$4.00	-60.00%	-57.00%	N/A	N/A	$4.60	-54.00%
$3.50	-65.00%	-62.00%	N/A	N/A	$4.10	-59.00%
$3.00	-70.00%	-67.00%	N/A	N/A	$3.60	-64.00%

[1] A trigger event does not occur if the Final Price of the hypothetical Underlying Stock is not below the hypothetical Trigger Price.

[2] A trigger event occurs if the hypothetical Final Price of the Underlying Stock is below the hypothetical Trigger Price.

[3] If the hypothetical Final Price of the Underlying Stock is not below the Trigger Price, the hypothetical Final Stock Price represents the closing price of one share of the Underlying Stock as of the Final Valuation Date. If the hypothetical Final Price of the Underlying Stock is below the hypothetical Trigger Price on the Final Valuation Date, the hypothetical Final Stock Price represents the closing price of one share of the Underlying Stock as of the Final Valuation Date and the Maturity Date.

[4] The stock price return is provided for illustrative purposes only. The actual stock price return may be below -70% and you therefore may lose up to 100% of your principal amount.

[5] The total return on the Underlying Stock at maturity includes a 3.00% cash dividend payment.

[6] Payment consists of the Principal Amount plus Coupon Payments of 6.00% per annum.

[7] The total return on the Notes at maturity includes Coupon Payments of 6.00% per annum.

[8] The actual value of payment consists of the market value of one share of the Underlying Stock, valued and delivered as of the Maturity Date, plus Coupon Payments of 6.00% per annum.

[9] If a Trigger Event occurs, the total return on the Notes at maturity will be positive only in the event that the market price of the Underlying Stock on the Maturity Date is substantially greater than the Final Price of the Underlying Stock on the Final Valuation Date. **Such an increase in price is not likely to occur.**

The numbers appearing in these hypothetical examples have been rounded for ease of analysis.

Because the closing price of one share of each Underlying Stock may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of possible payment and total return on the Notes at maturity for any specific offering of Notes linked to any specific Underlying Stock.

The hypothetical returns and hypothetical payouts on the Notes shown above and on the previous page do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above and on the previous page would likely be lower.

The Underlying Stocks

Included on the following pages is a brief description of the issuers of the Underlying Stocks. This information has been obtained from publicly available sources, without independent verification. Set forth below is a table that provides the quarterly high and low closing prices of one share of each Underlying Stock. The information given below is for the four calendar quarters in each of 2007, 2008, 2009, 2010 and 2011 and the first calendar quarter of 2012. Partial data is provided for the second calendar quarter of 2012. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stocks as an indication of future performance.

Each of the Underlying Stocks is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of each Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of each Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Valero Energy Corporation

According to its publicly available filings with the SEC, Valero Energy Corporation, which we refer to as Valero, owns and operates refineries located in the United States, Canada, the United Kingdom and Aruba that produce conventional gasolines, distillates, jet fuel, asphalt, petrochemicals, lubricants, and other refined products as well as a slate of premium products including conventional blendstock for oxygenate blending ("CBOB") and reformulated gasoline blendstock for oxygenate blending ("RBOB"), gasoline meeting the specifications of the California Air Resources Board ("CARB"), CARB diesel fuel and low-sulfur and ultra-low-sulfur diesel fuel. In addition, Valero markets branded and unbranded refined products on a wholesale basis in the United States, Canada and the United Kingdom through a bulk and rack marketing network and sells refined products through a network of retail and wholesale branded outlets in the United States, Canada, the United Kingdom, Aruba and Ireland. Valero also runs 10 ethanol plants in the central plains region of the United States. The common stock of Valero, par value $0.01 per share (Bloomberg ticker: VLO), is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Valero in the accompanying product supplement no. UBS-1-I. Valero's SEC file number is 001-13175.

Historical Information Regarding the Common Stock of Valero

The following table sets forth the quarterly high and low closing prices of one share of the common stock of Valero based on daily closing prices on the primary exchange for Valero, as reported by Bloomberg. The closing price of one share of the common stock of Valero on June 8, 2012 was $21.27. The actual Initial Price will be the closing price of the common stock of Valero on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of Valero has experienced significant fluctuations. The historical performance of the common stock of Valero should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Valero during the term of the Notes. We cannot give you assurance that the performance of the common stock of Valero will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Valero will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Valero.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2007	3/31/2007	$65.14	$48.21	$64.49
4/1/2007	6/30/2007	$77.29	$64.60	$73.86
7/1/2007	9/30/2007	$77.71	$61.92	$67.18
10/1/2007	12/31/2007	$74.25	$62.00	$70.03
1/1/2008	3/31/2008	$69.45	$46.69	$49.11
4/1/2008	6/30/2008	$53.50	$39.96	$41.18
7/1/2008	9/30/2008	$40.38	$29.98	$30.30
10/1/2008	12/31/2008	$29.28	$14.05	$21.64
1/1/2009	3/31/2009	$25.85	$16.24	$17.90
4/1/2009	6/30/2009	$23.30	$16.03	$16.89
7/1/2009	9/30/2009	$20.50	$15.57	$19.39
10/1/2009	12/31/2009	$20.67	$15.89	$16.75
1/1/2010	3/31/2010	$20.69	$17.45	$19.70
4/1/2010	6/30/2010	$21.37	$16.36	$17.98
7/1/2010	9/30/2010	$18.31	$15.65	$17.51
10/1/2010	12/31/2010	$23.35	$17.25	$23.12
1/1/2011	3/31/2011	$30.73	$23.19	$29.82
4/1/2011	6/30/2011	$30.50	$23.18	$25.57
7/1/2011	9/30/2011	$26.89	$17.78	$17.78
10/1/2011	12/29/2011	$26.70	$17.17	$21.05
1/1/2012	3/31/2012	$28.56	$19.61	$25.77
4/1/2012	6/8/2012*	$26.33	$17.17	$21.27

* As of the date of this free writing prospectus, available information for the second calendar quarter of 2012 includes data for the period from April 1, 2012 through June 8, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

The graph below illustrates the daily performance of the common stock of Valero from January 2, 2002 through June 8, 2012, based on information from Bloomberg, without independent verification. The dotted line represents a hypothetical Trigger Price, equal to 65% of the closing price on June 8, 2012. The actual Trigger Price will be based on the closing price of one share of the common stock of Valero on the Trade Date.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



According to its publicly available filings with the SEC, MGM Resorts International, which we refer to as MGM Resorts, is a global hospitality company that operated a portfolio of destination resort brands. The common stock of MGM Resorts, par value $0.01 per share (Bloomberg ticker: MGM), is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of MGM Resorts in the accompanying product supplement no. UBS-1-I. MGM Resorts' SEC file number is 001-10362.

Historical Information Regarding the Common Stock of MGM Resorts

The following table sets forth the quarterly high and low closing prices for the common stock of MGM Resorts based on daily closing prices on the primary exchange for MGM Resorts, as reported by Bloomberg. The closing price of one share of the common stock of MGM Resorts on June 8, 2012 was $11.39. The actual Initial Price will be the closing price of the common stock of MGM Resorts on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of MGM Resorts has experienced significant fluctuations. The historical performance of the common stock of MGM Resorts should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the common stock of MGM Resorts during the term of the Notes. We cannot give you assurance that the performance of the common stock of MGM Resorts will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that MGM Resorts will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of MGM Resorts.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2007	3/31/2007	$74.40	$56.90	$69.52
4/1/2007	6/30/2007	$86.70	$61.26	$82.48
7/1/2007	9/30/2007	$90.33	$68.61	$89.44
10/1/2007	12/31/2007	$99.75	$82.08	$84.02
1/1/2008	3/31/2008	$81.60	$58.39	$58.77
4/1/2008	6/30/2008	$62.13	$33.89	$33.89
7/1/2008	9/30/2008	$36.52	$23.14	$28.50
10/1/2008	12/31/2008	$26.79	$8.79	$13.76
1/1/2009	3/31/2009	$16.10	$1.89	$2.33
4/1/2009	6/30/2009	$13.10	$2.63	$6.39
7/1/2009	9/30/2009	$13.51	$5.52	$12.04
10/1/2009	12/31/2009	$12.33	$8.91	$9.12
1/1/2010	3/31/2010	$12.52	$9.73	$12.00
4/1/2010	6/30/2010	$16.64	$9.64	$9.64
7/1/2010	9/30/2010	$11.44	$9.01	$11.28
10/1/2010	12/31/2010	$14.92	$10.78	$14.85
1/1/2011	3/31/2011	$16.76	$12.33	$13.15
4/1/2011	6/30/2011	$15.72	$11.89	$13.21
7/1/2011	9/30/2011	$15.87	$9.15	$9.29
10/1/2011	12/31/2011	$12.02	$8.23	$10.43
1/1/2012	3/31/2012	$14.74	$11.04	$13.62
4/1/2012	6/8/2012*	$13.93	$10.33	$11.39

* As of the date of this free writing prospectus, available information for the second calendar quarter of 2012 includes data for the period from April 1, 2012 through June 8, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

The graph below illustrates the daily performance of the common stock of MGM Resorts from January 2, 2002 through June 8, 2012, based on information from Bloomberg, without independent verification. The dotted line represents a hypothetical Trigger Price, equal to 55% of the closing price on June 8, 2012. The actual Trigger Price will be based on the closing price of the common stock of MGM Resorts on the Trade Date.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



Supplemental Underwriting Information (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the Notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the Notes.

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and containing the final pricing terms of the Notes.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-17 of the accompanying product supplement no. UBS-1-I.

The total aggregate principal amount of Notes being offered by this free writing prospectus may not be purchased by investors in the offering. Under these circumstances, JPMS will retain the unsold portion of the offering and has agreed to hold such Notes for investment for a period of at least 30 days. The unsold portion of Notes will not exceed 15% of the aggregate principal amount of Notes. See "Underwriting (Conflicts of Interest)" beginning on page PS-38 of the accompanying product supplement no. UBS-1-I for additional information.